Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Hangzhou, China – February 29, 2024 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

●	Total net revenues were RMB1.5 billion (US$208.5 million), representing a 1.8% increase from the same period in 2022.

o	Net revenues from learning services were RMB784.0 million (US$110.4 million), representing a 2.8% decrease from the same period in 2022.

o	Net revenues from smart devices were RMB222.4 million (US$31.3 million), representing a 45.3% decrease from the same period in 2022.

o	Net revenues from online marketing services were RMB474.1 million (US$66.8 million), representing a 96.9% increase from the same period in 2022.

●	Gross margin was 49.9%, compared with 53.3% for the same period in 2022.

Fiscal Year 2023 Financial Highlights

●	Total net revenues were RMB5.4 billion (US$759.1 million), representing a 7.5% increase from 2022.

o	Net revenues from learning services were RMB3.1 billion (US$443.4 million), representing a 2.1% increase from 2022.

o	Net revenues from smart devices were RMB909.2 million (US$128.1 million), representing a 27.6% decrease from 2022.

o	Net revenues from online marketing services were RMB1.3 billion (US$187.6 million), representing a 98.1% increase from 2022.

●	Gross margin was 51.4%, keeping flat as compared with 51.6% for 2022.

“Our financial performance was solid in the fourth quarter, producing all-time high income from operations and operating cash inflow. In terms of business operations, since the introduction of AI writing refinement, we have efficiently and effectively provided over 25,000 tailored recommendations. The integration of AI technology has further empowered our online marketing services, expanding the application of RTA (Real-Time API) technology and broadening our customer base, resulting in record high net revenues of this segment and over 50% year-over-year growth for five consecutive quarters. Additionally, the launch of the Mr. P AI Tutor, powered by our proprietary large language model Ziyue, has been well received by our users. In 2023, Youdao’s fundamentals strengthened, with key financial indicators improving on a year-over-year basis,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, I am confident in the further improvement of our fundamentals and long-term development. We will continue to leverage our AI advantages and upgrade our large language model Ziyue, further exploring applications in the areas of learning services, smart devices, and online marketing services. By accelerating the implementation of our products and applications, we are committed to better assisting users in enhancing their learning and work efficiency and effectiveness,” Dr. Zhou concluded.

Fourth Quarter 2023 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2023 were RMB1.5 billion (US$208.5 million), slightly increased compared with the same period of 2022.

Net revenues from learning services were RMB784.0 million (US$110.4 million) for the fourth quarter of 2023, representing a 2.8% decrease from RMB806.3 million for the same period of 2022.

Net revenues from smart devices were RMB222.4 million (US$31.3 million) for the fourth quarter of 2023, representing a 45.3% decrease from RMB407.0 million for the same period of 2022, primarily due to our continuous efforts to streamline marketing channels with low return on investment for intelligent learning products in the fourth quarter of 2023.

Net revenues from online marketing services were RMB474.1 million (US$66.8 million) for the fourth quarter of 2023, representing a 96.9% increase from RMB240.8 million for the same period of 2022. The year-over-year increase in revenues from online marketing services was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2023 was RMB738.8 million (US$104.1 million), representing a 4.6% decrease from RMB774.7 million for the same period of 2022. Gross margin decreased to 49.9% for the fourth quarter of 2023 from 53.3% for the same period of 2022.

Gross margin for learning services was 63.6% for the fourth quarter of 2023, largely flat as compared with 64.1% for the same period of 2022.

Gross margin for smart devices decreased to 38.3% for the fourth quarter of 2023 from 46.2% for the same period of 2022, which was mainly attributable to a lower revenue base of smart devices.

Gross margin for online marketing services increased to 32.7% for the fourth quarter of 2023, from 29.2% for the same period of 2022. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2023 were RMB662.5 million (US$93.3 million), compared with RMB750.0 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2023 were RMB441.4 million (US$62.2 million), representing a decrease of 14.4% from RMB515.9 million for the same period of 2022. This decrease was attributable to the reduced marketing expenditures in learning services and smart devices in the fourth quarter of 2023.

Research and development expenses for the fourth quarter of 2023 were RMB168.1 million (US$23.7 million), representing a decrease of 6.3% from RMB179.5 million for the same period of 2022. The decrease was primarily due to the decreased headcount for research and development employees, which led to payroll-related cost savings in the fourth quarter of 2023.

General and administrative expenses for the fourth quarter of 2023 were RMB53.0 million (US$7.5 million), representing a decrease of 2.9% from RMB54.6 million for the same period of 2022.

Income from Operations

As a result of the foregoing, income from operations for the fourth quarter of 2023 was RMB76.3 million (US$10.7 million), compared with RMB24.7 million for the same period of 2022. The margin of income from operations was 5.2%, compared with 1.7% for the same period of last year.

Others, Net

Others, net for the fourth quarter of 2023 were RMB2.6 million (US$0.4 million) net loss, compared with RMB3.8 million net gain for the same period of 2022. Others, net for the fourth quarter of 2023 mainly included an impairment loss of long-term investments of RMB10.0 million (US$1.4 million), partially offset by the gains from government grants. The gain for the same period of last year was mainly from government grants.

Net Income from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net income from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2023 was RMB56.5 million (US$8.0 million), compared with RMB12.3 million for the same period of last year. Non-GAAP net income from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2023 was RMB69.3 million (US$9.8 million), compared with RMB31.1 million for the same period of last year.

Basic and diluted net income from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2023 was RMB0.47 (US$0.07), compared with RMB0.10 for the same period of 2022. Non-GAAP basic and diluted net income from continuing operations per ADS attributable to ordinary shareholders was RMB0.58 (US$0.08), compared with RMB0.25 for the same period of 2022.

Other Information

As of December 31, 2023, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB527.1 million (US$74.2 million), compared with RMB1.0 billion as of December 31, 2022. For the fourth quarter of 2023, net cash provided by continuing operating activities was RMB160.6 million (US$22.6 million), capital expenditures totaled RMB5.9 million (US$0.8 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans, and US$94.0 million long-term loans with maturity dated March 31, 2027 drawn down under the US$300.0 million revolving loan facility.

As of December 31, 2023, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.1 billion (US$148.3 million), keeping stable as compared with RMB1.1 billion as of December 31, 2022.

Fiscal Year 2023 Financial Results1

Net Revenues

Net revenues for 2023 were RMB5.4 billion (US$759.1 million), representing a 7.5% increase from RMB5.0 billion for 2022.

Net revenues from learning services were RMB3.1 billion (US$443.4 million) for 2023, keeping flat as compared with RMB3.1 billion for 2022.

Net revenues from smart devices were RMB909.2 million (US$128.1 million) for 2023, representing a 27.6% decrease from RMB1.3 billion for 2022. The decrease was primarily due to our continuous efforts to streamline marketing channels with low return on investment for intelligent learning products starting from the second half of 2023.

Net revenues from online marketing services were RMB1.3 billion (US$187.6 million) for 2023, representing a 98.1% increase from RMB672.4 million for 2022. The increase was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for 2023 was RMB2.8 billion (US$389.8 million), compared with RMB2.6 billion for 2022. Gross margin for 2023 was 51.4%, compared with 51.6% for 2022.

Gross margin for learning services was 63.2% for 2023, compared with 62.0% for 2022.

Gross margin for smart devices was 39.2% for 2023, compared with 39.1% for 2022.

Gross margin for online marketing services increased to 31.7% for 2023 from 27.4% for 2022. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with last year.

Operating Expenses

Total operating expenses for 2023 were RMB3.2 billion (US$455.5 million), representing a decrease of 3.8%, compared with RMB3.4 billion for 2022.

Sales and marketing expenses for 2023 were RMB2.3 billion (US$319.5 million), keeping stable as compared with RMB2.3 billion for 2022.

Research and development expenses for 2023 were RMB743.4 million (US$104.7 million), representing a decrease of 7.5%, compared with RMB803.8 million for 2022. The decrease was primarily due to the decreased headcount for research and development employees, which led to payroll-related cost savings in 2023.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

General and administrative expenses for 2023 were RMB222.0 million (US$31.3 million), representing a decrease of 3.1%, compared with RMB229.2 million for 2022.

Loss from Operations

Loss from operations for 2023 was RMB466.3 million (US$65.7 million), compared with RMB774.7 million for 2022. The margin of loss from operations was 8.7%, compared with 15.5% for 2022.

Others, Net

Others, net for 2023 were RMB11.6 million (US$1.6 million) net loss, compared with RMB81.4 million net gain for 2022. Others, net for 2023 mainly included impairment losses of long-term investments of RMB43.7 million (US$6.2 million), partially offset by the gains from government grants. The gain for last year was mainly from government grants.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2023 was RMB549.9 million (US$77.5 million), compared with RMB720.9 million for 2022. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2023 was RMB475.4 million (US$67.0 million), compared with RMB639.9 million for 2022.

Basic and diluted net loss from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for 2023 was RMB4.53 (US$0.64), compared with RMB5.83 for 2022. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB3.92 (US$0.55), compared with RMB5.18 for 2022.

Operating Cash Flow from Continuing Operations

For 2023, net cash used in continuing operating activities was RMB438.1 million (US$61.7 million) and capital expenditures totaled RMB17.9 million (US$2.5 million).

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of December 31, 2023, the Company has accumulatively repurchased an aggregate of approximately 5.2 million ADSs for approximately US$24.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, February 29, 2024 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, February 29, 2024). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	1578305

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 7, 2024:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1578305

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the fourth quarter and full year of 2023 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	783,611	454,536	64,020
Time deposits	273	277	39
Restricted cash	873	395	56
Short-term investments	232,152	71,848	10,120
Accounts receivable, net	405,139	354,006	49,861
Inventories	232,260	217,067	30,573
Amounts due from NetEase Group	7,888	26,117	3,679
Prepayment and other current assets	207,777	175,705	24,747
Total current assets	1,869,973	1,299,951	183,095

Non-current assets:
Property, equipment and software, net	92,116	70,906	9,987
Operating lease right-of-use assets, net	78,405	89,022	12,538
Long-term investments	90,703	51,396	7,239
Goodwill	109,944	109,944	15,485
Other assets, net	35,015	44,976	6,335
Total non-current assets	406,183	366,244	51,584

Total assets	2,276,156	1,666,195	234,679

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	282,354	159,005	22,395
Payroll payable	266,340	282,679	39,815
Amounts due to NetEase Group	68,809	82,430	11,610
Contract liabilities	1,067,285	1,052,622	148,259
Taxes payable	50,908	52,781	7,434
Accrued liabilities and other payables	564,922	591,770	83,349
Short-term loans from NetEase Group	878,000	878,000	123,664
Total current liabilities	3,178,618	3,099,287	436,526

Non-current liabilities:
Long-term lease liabilities	43,635	49,337	6,949
Long-term loans from NetEase Group	522,345	630,360	88,784
Other non-current liabilities	8,832	16,314	2,298
Total non-current liabilities	574,812	696,011	98,031

Total liabilities	3,753,430	3,795,298	534,557

Mezzanine equity	64,571	37,961	5,347

Shareholders' deficit:
Youdao's shareholders' deficit	(1,535,089)	(2,186,736)	(307,996)
Noncontrolling interests	(6,756)	19,672	2,771
Total shareholders' deficit	(1,541,845)	(2,167,064)	(305,225)

Total liabilities, mezzanine equity and shareholders’ deficit	2,276,156	1,666,195	234,679

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0999 on the last trading day of December (December 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	806,270	950,761	784,012	110,426	3,084,375	3,148,114
Smart devices	406,956	251,879	222,407	31,325	1,256,446	909,192
Online marketing services	240,756	336,143	474,102	66,776	672,361	1,331,902
Total net revenues	1,453,982	1,538,783	1,480,521	208,527	5,013,182	5,389,208

Cost of revenues (2)	(679,295)	(679,147)	(741,720)	(104,469)	(2,426,766)	(2,621,746)
Gross profit	774,687	859,636	738,801	104,058	2,586,416	2,767,462

Operating expenses:
Sales and marketing expenses (2)	(515,944)	(674,173)	(441,399)	(62,170)	(2,328,095)	(2,268,428)
Research and development expenses (2)	(179,474)	(187,328)	(168,130)	(23,681)	(803,791)	(743,364)
General and administrative expenses (2)	(54,597)	(55,822)	(52,989)	(7,463)	(229,210)	(221,996)
Total operating expenses	(750,015)	(917,323)	(662,518)	(93,314)	(3,361,096)	(3,233,788)
Income/(Loss) from operations	24,672	(57,687)	76,283	10,744	(774,680)	(466,326)

Interest income	3,072	2,167	1,733	244	12,908	8,348
Interest expense	(14,643)	(17,753)	(18,869)	(2,658)	(45,607)	(69,472)
Others, net	3,767	(21,097)	(2,589)	(364)	81,445	(11,578)
Income/(Loss) before tax	16,868	(94,370)	56,558	7,966	(725,934)	(539,028)

Income tax expenses	(13,833)	(2,557)	(441)	(62)	(13,844)	(11,089)
Net income/(loss) from continuing operations	3,035	(96,927)	56,117	7,904	(739,778)	(550,117)
Net loss from discontinued operations	-	-	-	-	(6,105)	-
Net income/(loss)	3,035	(96,927)	56,117	7,904	(745,883)	(550,117)
Net loss/(income) attributable to noncontrolling interests	9,263	(5,978)	365	51	18,851	182
Net income/(loss) attributable to ordinary shareholders of the Company	12,298	(102,905)	56,482	7,955	(727,032)	(549,935)
Including:
Net income/(loss) from continuing operations attributable to ordinary shareholders of the Company	12,298	(102,905)	56,482	7,955	(720,927)	(549,935)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	-	-	-	-	(6,105)	-

Basic net income/(loss) per ADS	0.10	(0.85)	0.47	0.07	(5.88)	(4.53)
-Continuing operations	0.10	(0.85)	0.47	0.07	(5.83)	(4.53)
-Discontinued operations	-	-	-	-	(0.05)	-

Diluted net income/(loss) per ADS	0.10	(0.85)	0.47	0.07	(5.88)	(4.53)
-Continuing operations	0.10	(0.85)	0.47	0.07	(5.83)	(4.53)
-Discontinued operations	-	-	-	-	(0.05)	-

Shares used in computing basic net income/(loss) per ADS	123,584,460	121,275,391	119,764,891	119,764,891	123,597,604	121,381,857
Shares used in computing diluted net income/(loss) per ADS	124,345,717	121,275,391	120,426,624	120,426,624	123,597,604	121,381,857

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0999 on the last trading day of December (December 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,231	2,312	(2,975)	(419)	5,984	1,645
Sales and marketing expenses	3,249	1,659	865	122	12,669	6,071
Research and development expenses	5,702	(2,071)	(312)	(44)	30,578	8,020
General and administrative expenses	6,845	3,255	5,224	736	21,478	15,061

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	806,270	950,761	784,012	110,426	3,084,375	3,148,114
Smart devices	406,956	251,879	222,407	31,325	1,256,446	909,192
Online marketing services	240,756	336,143	474,102	66,776	672,361	1,331,902
Total net revenues	1,453,982	1,538,783	1,480,521	208,527	5,013,182	5,389,208

Cost of revenues
Learning services	289,829	305,694	285,383	40,195	1,172,703	1,159,357
Smart devices	218,969	144,528	137,150	19,317	765,641	552,810
Online marketing services	170,497	228,925	319,187	44,957	488,422	909,579
Total cost of revenues	679,295	679,147	741,720	104,469	2,426,766	2,621,746

Gross margin
Learning services	64.1%	67.8%	63.6%	63.6%	62.0%	63.2%
Smart devices	46.2%	42.6%	38.3%	38.3%	39.1%	39.2%
Online marketing services	29.2%	31.9%	32.7%	32.7%	27.4%	31.7%
Total gross margin	53.3%	55.9%	49.9%	49.9%	51.6%	51.4%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net income/(loss) from continuing operations attributable to ordinary shareholders of the Company	12,298	(102,905)	56,482	7,955	(720,927)	(549,935)
Add: share-based compensation	17,027	5,155	2,802	395	70,709	30,797
impairment of long-term investments	1,800	30,500	10,000	1,408	10,300	43,740
Non-GAAP net income/(loss) from continuing operations attributable to ordinary shareholders of the Company	31,125	(67,250)	69,284	9,758	(639,918)	(475,398)

Non-GAAP basic net income/(loss) from continuing operations per ADS	0.25	(0.55)	0.58	0.08	(5.18)	(3.92)
Non-GAAP diluted net income/(loss) from continuing operations per ADS	0.25	(0.55)	0.58	0.08	(5.18)	(3.92)